SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

65-228, Hangangro, 3-ga, Yongsan-gu, Seoul 140-716, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Change in Revenues or Income by more than 15%

Consolidated K-IFRS Financial Data

(Unit: KRW B)

Items	2010	2009	YoY Change	%
A. Financial Performance
Revenues	25,512	20,038	5,474	27.3%
Operating Income	1,310	1,010	300	29.7%
Income before income tax	1,266	1,013	253	25.0%
Net Income	1,159	1,118	41	3.7%
B. Financial Position
Total Assets	23,858	19,704	—	—
Total Liabilities	12,797	9,664	—	—
Capital Stock	1,789	1,789	—	—
Total Shareholders’ Equity	11,061	10,040	—	—
Total Shareholders’ Equity / Capital Stock	618.3%	561.2%	—	—

Non-consolidated K-IFRS information is included for the convenience of investors as below.

(Unit: KRW B)

Items	2010	2009	YoY Change	%
A. Financial Performance
Revenues	25,004	20,119	4,885	24.3%
Operating Income	1,024	977	47	4.8%
Income before tax	1,052	991	61	6.2%
Net Income	1,003	1,089	-86	-7.9%
B. Financial Position
Total Assets	23,158	19,027	—	—
Total Liabilities	12,287	8,993	—	—
Capital Stock	1,789	1,789	—	—
Total Shareholders’ Equity	10,871	10,034	—	—
Total Shareholders’ Equity / Capital Stock	607.7%	560.9%	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 21, 2011	By: /s/ Anthony Moon
(Signature)
Name: Anthony Moon
Title: Vice president / IR Department